Exhibit 99.1

SM2 AND RRSAT LEAD THE WAY IN MPEG-4 SPORTS BROADCASTING

Reem, Israel – October 21, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, is working with Sm2 Sports Media Solutions, LLC, and their teleport partner TV2GO in Canada, to deliver live HD sporting events worldwide in MPEG-4, including the US Open, the PGA Championship and for the first time globally, the 2010 NFL season.

The reduction in megahertz and reduced latency period make HD MPEG-4 broadcast particularly attractive for live sporting events with a global demand for viewership.  This is precisely why RRsat and Sm2 have teamed together to broadcast major events.

“Using MPEG-4 to broadcast HD content via satellites is more cost effective than the standard 18 megahertz transmission and yet delivers very high quality HD resolution,” said Susanna Mandel-Mantello, Owner of Sm2 Sports Media Solutions. “There are few companies with teleport specialists worldwide capable of supporting this, which is why RRsat is such a valuable partner in making MPEG-4 transmission a reality.

“What we and Sm2 are doing with live global sports broadcasting is extremely exciting,” said Shmulik Itzhaki, Sr. Director, Broadcast Sales & Occasional Services of RRsat “We believe our combined solution relying on the RRsat Global Network is able to meet the growing worldwide demand for live sporting events faster and in a more affordable way, while maintaining HD quality image and sound.”

About Sm2
Sm2 Sports Media Solutions is a premier provider of international sports distribution and syndication services. Sm2 works with many of the major international sports agencies, sports broadcasters, and sports rights holders around the world to deliver their content reliably and cost effectively.

Working almost exclusively in High Definition, and using the latest generation of MPEG 4, 4:2:0 and 4:2:2 HD video compression technology, thanks to their partnership with TV2GO in Canada and RRsat in Israel, Sm2 provides the clients with superior HD picture quality at the most economical cost solution.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com
David Aber, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com	External Investor Relations Contacts: Ehud Helft/ Porat Saar CCG Investor Relations Israel Tel: +646.233.2161 Email: rrsat@ccgisrael.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the North American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

The information in this press release concerning Sm2 has been provided to RRsat by Sm2 and has not been independently verified by RRsat.